October 28, 2009

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E., Mail Stop 4631
Washington, D.C. 20549
Attn: Pamela Long

Re:	Clear Skies Solar, Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed October 28, 2009
File No. 333-159730

Dear Ms. Long

We are counsel to Clear Skies Solar, Inc. (the “Company”). We hereby submit, on behalf of the Company, a response to the questions raised by the staff of the Securities and Exchange Commission (the “Staff”) in its letter of comments dated October 27, 2009 (the “Comment Letter”) relating to Amendment No. 3 to the Company’s Registration Statement on Form S-1 filed on October 27, 2009 (“Amendment No. 3”).  Set forth below is the Company’s responses to the Staff’s comments.

The Company’s responses are numbered to correspond to the Staff’s comments and are filed in conjunction with Amendment No. 4 to the Form S-1 (“Amendment No. 4”).  For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately under such comment.

Comment No. 1 - General

We note the unregistered sale of 8,003,662 shares of common stock to 29 investors on October 20, 2009.  Please address the impact of the public offering of the securities covered by this registration statement, which began when the Form S-1 was filed, on the issuance of securities to investors in the October 20, 2009 private placement.  If you do not believe the public offering constitutes general solicitation or general advertising with regard to the equity sale, please explain.  Refer to Securities Act Release No. 33-8828 (Aug. 3, 2007) and Securities Act Section Compliance and Disclosure Interpretation 139.25, available at: http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm.

61 Broadway    New York, New York  10006  212-930-9700  212-930-9725 Fax
www.srff.com

Response:
We sold 8,003,662 shares of our Common Stock to 29 investors on October 14, 2009 in reliance upon the exemptions from registration available under Sections 4(2) and 4(6) and Regulation S of the Securities Act of 1933, as amended.  The SEC in Securities Act Compliance and Disclosure Interpretation 139.25 (the “CDI”) confirms long held interpretive advice that a concurrent private and public offering does not require integration in certain circumstances, and that under the same tests applicable to integration analysis, will not be deemed to constitute an improper “general solicitation” or “general advertising” which would be inconsistent with privately placed securities.

The CDI focuses on the facts and circumstances of the investor’s solicitation, and guidance on when departure from the “Black Box” five-factor guidance (SEC Release No. 33-8828) may be appropriate:

“Specifically, the Commission’s guidance focuses on how the investors in the private offering are solicited – whether by the registration statement or through some other means that would not otherwise foreclose the availability of the Section 4(2) exemption. If the investors in the private offering become interested in the private offering by means of the registration statement, then the registration statement will have served as a general solicitation for the securities being offered privately and Section 4(2) would not be available. On the other hand, if the investors in the private offering become interested in the private offering through some means other than the registration statement – for example, there is a substantive, pre-existing relationship between the investors and the company – then the registration statement would not have served as a general solicitation for the private offering and Section 4(2) would be available, assuming the offering is otherwise consistent with the exemption. Hence, there would be no integration of the private offering with the public offering.”

The Company has informed us that each of the investors in the October closing are related to a material investment that was sought to be made in the Company by a major foreign solar company, Gehrlicher Solar, AG (“Gehrlicher”) which has been seeking to enter the US market and has been in discussions with the Company since at least February 2008.  As stated on the Gehrlicher website:

●	The Gehrlicher Group plans, builds and finances photovoltaic power systems in Europe
●	Several of our systems were awarded coveted solar and architecture prizes
●	We operate the largest module and inverter test field in Europe
●	As wholesalers, we offer solar modules, inverters and complete photovoltaic systems
●	For investors, we plan, build and administer photovoltaic funds and private placement systems
●	Upon request, we assist in finance and tax issues as well as efficiency forecasts
●	You get everything you need from one source
●	We also operate as retailers and offer end customers comprehensive service ranging from design to installation and maintenance at the following locations: Upper Franconia and Dornach near Munich

61 Broadway    New York, New York  10006  212-930-9700  212-930-9725 Fax
www.srff.com

During 2008 the Company became aware that Gehrlicher may be interested in a joint venture or major investment position in one or more US solar companies and entered into a dialogue in 2009 for the purpose of exploring the possibility of an investment or collaborative business arrangement.  These discussions led to a proposed LOA in July 2009 for a two-tiered investment by Gehrlicher, with $800,000 to be invested by August 15, 2009, and an additional $800,000 to be invested by October 15, 2009 (Draft dated July 10, 2009).  The LOA contained various closing conditions, including resolution of certain creditor issues and the Company entering into a binding contract for a 1 megaWatt project, among others.  The Company and Gehrlicher did not finalize terms and Gehrlicher did not complete the investment; however, a number of persons who learned of the Company as a result of these discussions continued a dialogue with the Company for the purpose of completing an investment.

Of the 29 investors in the offering, 23 are non-US residents which the Company confirms were met through the Company’s efforts to undertake a transaction with Gehrlicher.  The six additional investors are US residents.  One has a pre-existing relationship as a stockholder of and consultant to the Company since May 2008 and was personally solicited by Ezra Green, the Company’s founder and CEO.  Mr. Green was introduced and solicited the five remaining investors (two of whom are related) who we have been informed were introduced to the Company by or through Gehrlicher or its representatives.

The subscription agreement for the offering, at paragraph 3(k) provides a representation and warranty by each subscriber confirming that the investment is not as a result of any “general solicitation” or “general advertising” as follows:

“The Subscriber is unaware of, is in no way relying on, and did not become aware of the Offering through or as a result of, any form of general solicitation or general advertising including, without limitation, any article, notice, advertisement or other communication published in any newspaper, magazine or similar media or broadcast over television or radio, or electronic mail over the Internet, in connection with the Offering and is not subscribing for Shares and did not become aware of the Offering through or as a result of any seminar or meeting to which the Subscriber was invited by, or any solicitation of a subscription by, a person not previously known to the Subscriber in connection with investments in securities generally.”

61 Broadway    New York, New York  10006  212-930-9700  212-930-9725 Fax
www.srff.com

Additionally, the Company believes that the offering to foreign investors of unregistered shares of its common stock is exempt under Regulation S which excludes territorially certain offerings made outside the US if certain conditions are met.

Comment No. 2 – Selling Stockholders, page 36

We note your response to prior comment five in our letter dated October 23, 2009. We re-issue the prior comment. Therefore, please disclose the date(s) on which and the manner in which KHG Trust and Sichenzia Ross Friedman Ference LLP obtained the shares of common stock.

Response:

In response to the Staff’s comment, the Company has revised its “Security Ownership of Certain Beneficial Owners and Management” section to include the following disclosure:

KHG Trust received 724,333 shares of our common stock by gift on July 29, 2009 and 3,000,000 shares by gift on October 21, 2009.  In addition, KHG Trust purchased convertible promissory notes held by another trust and converted those notes into 2,520,000 shares of common stock on September 18, 2009.  Between August 14, 2009, and September 11, 2009, KHG Trust sold a total of 224,333 shares leaving it with 6,020,000 shares.

Pursuant to an engagement letter with Sichenzia, Ross, Friedman & Ference, LLP, we are obligated to pay a monthly retainer of $12,000 for legal services.  Our agreement permits us to deliver shares of our common stock to the firm. Starting in April 2009, the firm received on a monthly basis shares of our common stock which shares were issued in amounts determined based upon the 10 day average price of the stock prior to the month in which the shares were issued. In addition, from time to time, we have issued additional shares to the firm in order to satisfy our account balance for special matters falling outside the activities contemplated in the monthly retainer.

61 Broadway    New York, New York  10006  212-930-9700  212-930-9725 Fax
www.srff.com

In addition, in response to the Staff’s prior comment, the Company has previously revised its disclosure to indicate that Sichenzia Ross Friedman Ference LLP received 335,714 shares of common stock for legal services performed in July 2009 and 200,000 shares of common stock for legal services performed in September 2009.  Such shares and the KHG shares are not being registered in the registration statement and, as such, disclosure of the foregoing and the newly added language would not be appropriate under the “Selling Stockholders” portion of the registration statement.

Comment No. 3 – Recent Sale of Unregistered Securities – page II-2

In your discussion of the October private placement transaction in the last paragraph on page 11-4, please revise to disclose the section of the Securities Act or applicable rule under which exemption from registration was claimed and state the facts you relied upon to make the exemption available. See Item 701 of Regulation S-K.

Response:

In response to the Staff’s comment, the Company has revised its “Recent Sales of Unregistered Securities” section to include the following disclosure:

The October 2009 offerings were made solely to “accredited investors,” as that term is defined in Regulation D under the Securities Act. The securities sold in the offerings were not registered under the Securities Act, or the securities laws of any state, and were offered and sold in reliance on the exemption from registration afforded by Section 4(2), 4(6) and Regulation D (Rule 506) under the Securities Act and corresponding provisions of state securities laws, which exempt transactions by an issuer not involving any public offering.  Offerings to certain October 2009 investors are also exempt under Regulation S under the Securities Act.

61 Broadway    New York, New York  10006  212-930-9700  212-930-9725 Fax
www.srff.com

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (212) 981-6766.

Very truly yours,

/s/ Harvey J. Kesner
Harvey J. Kesner

cc:           Arthur L. Goldberg

61 Broadway    New York, New York  10006  212-930-9700  212-930-9725 Fax
www.srff.com